EXHIBIT (a)(1)(M)
EMAIL COMMUNICATION TO EMPLOYEES — EMDEON TENDER OFFER
      As you may have heard, Emdeon recently announced an offer to purchase up to 100,000,000 shares of Emdeon common stock, at a price of $12.25 per share, without interest. A copy of the press release announcing the tender offer is attached. [copy of Press Release included as Exhibit (a)(1)(G) to this Schedule TO was attached]
      You may participate in the tender offer if you hold (1) Emdeon common stock outright (whether you hold the shares through a broker or by holding a stock certificate), (2) Emdeon common stock in a 401(k) plan or (3) options to purchase Emdeon common stock that are vested or will vest before the tender offer expires (currently Monday, December 4, 2006 at 5:00 p.m.). Please note that shares of restricted stock that have not vested are not eligible for the tender offer.
      Every individual will need to come to his or her own determination as to whether to participate in the offer. Although Emdeon’s Board of Directors approved making the offer, neither Emdeon nor the Board is making any recommendation as to whether holders should participate. You should carefully review the offer materials and discuss the offer with your tax and other personal advisors before deciding whether to participate. In addition, Emdeon is not rendering any tax advice in connection with the offer.
      Information about the tender offer, including the procedures you must follow to participate, is available as described below.
STOCKHOLDERS
      If you hold shares of Emdeon common stock in a brokerage account, you may wish to contact the broker to make sure you get a copy of the offering documents and any other forms your broker may require you to complete. If you hold shares in a certificate, our transfer agent will be sending you the offering documents. In either case, you may request copies from Innisfree M&A Incorporated, the information agent for the tender offer, by calling (888) 750-5834.
401(k) PLANS
      If you hold shares in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex Corporation 401(k) Savings Plan, you will receive information about the tender offer from the applicable plan trustee. Plan participants may obtain additional information from Fidelity Management Trust Corporation at (800) 835-5097. SPECIAL RULES APPLY TO PLAN PARTICIPANTS, SO IT IS IMPORTANT YOU READ THE MATERIALS THAT THE PLAN TRUSTEE WILL SEND TO YOU.
VESTED OPTIONS TO PURCHASE EMDEON COMMON STOCK
      If you hold options to purchase Emdeon common stock that are vested or will vest before the tender offer expires, you may participate in the tender offer by (1) exercising your vested options and (2) tendering shares of Emdeon common stock acquired upon exercise. More information regarding your rights as a holder of vested stock options is available in a communication to optionholders that is posted on our corporate intranet at [link to intranet].
      Please contact Sandra Keahey at (201) 703-3492, Krishna Patel at (201) 398-2668 or Mary Gennarelli at (201) 398-2621 with any questions about your stock options or if you would like to receive a copy of communication to optionholders posted on our corporate intranet.
      Once you have exercised your stock options, you may elect to participate in the tender offer by following the instructions set forth in the optionholder letter or contacting Innisfree M&A Incorporated at (888) 750-5834. PLEASE BE AWARE THAT IF YOU CHOOSE TO EXERCISE OPTIONS, AND YOUR SHARES ARE NOT ACCEPTED IN THE TENDER OFFER, YOU MAY NOT RESCIND YOUR OPTION EXERCISE.
      If this notice has been delivered to you by electronic means, you have the right to receive a paper version of this notice, and may request a paper version of this notice at no charge by contacting Sandra Keahey, Krishna Patel or Mary Gennarelli at the phone numbers provided above.